U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Feinberg                          Stephen
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   (Last)                            (First)              (Middle)

   c/o Cerberus Partners, L.P., 450 Park Avenue - 28th Floor
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                                    (Street)

   New York                           NY                    10022
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

   June 18, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

   Insignia Financial Group, Inc. (IFS)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)
                                                  1
     [  ]  Director                             [X ]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

       1
     [X ]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                    3. Ownership Form:
                                         2. Amount of Securities       Direct (D) or
1. Title of Security                        Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                               (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                                                   1                      1                                                        1
Common Stock, par value                      68,417                      I                    By limited liability company, limited
    $0.01 per share                                                                           partnerships and corporations
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form  is filed by more than one  reporting  person,  see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                   (Print or Type Responses)              (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      5. Owner-
                                                  3. Title and Amount of Securities                      ship
                                                     Underlying Derivative Security                      Form of
                         2. Date Exercisable         (Instr. 4)                                          Derivative
                            and Expiration Date   ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                              Amount          sion or        Direct       6. Nature of
                         ----------------------                           or              Exercise       (D) or          Indirect
                         Date       Expira-                               Number          Price of       Indirect        Beneficial
1. Title of Derivative   Exer-      tion                                  of              Derivative     (I)             Ownership
   Security (Instr. 4)   cisable    Date          Title                   Shares          Security       (Instr. 5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                                      2                                                                  1                        1
Series A Convertible      Immed.     *             Common Stock, par      1,785,714      $14.00         I            By limited lia-
   Preferred Stock,                                value $0.01 per share                                             bility company,
   par value                                                                                                         limited part-
   $0.01 per share                                                                                                   nerships and
                                                                                                                     corporations
------------------------------------------------------------------------------------------------------------------------------------

                                      2                                                                  1                        1
Series B Convertible      Immed.     *             Common Stock, par        811,688      $15.40         I            By limited lia-
   Preferred Stock,                                value $0.01 per share                                             bility company,
   par value                                                                                                         limited part-
   $0.01 per share                                                                                                   nerships and
                                                                                                                     corporations
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

1 Madeleine L.L.C. ("Madeleine") is the record holder of (i) 68,417 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Insignia Financial Group, Inc. (the "Company"), (ii) 250,000 shares of the Series A Convertible Preferred Stock of the Company (the "Series A Preferred Stock"), and (iii) 125,000 shares of the Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock," and, together with the Series A Preferred Stock, the "New Preferred Stock"). Based upon the conversion rates, respectively, of the shares of the New Preferred Stock, as of June 18, 2002, Madeleine has the right to acquire an aggregate of 2,597,402 shares of the Common Stock upon conversion of the shares of the New Preferred Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Madeleine. Madeleine has participated some or all of the securities referred to herein to one or more entities affiliated with Madeleine (including but not limited to Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), and certain other private investment funds (collectively, the "Funds", and, along with Cerberus and Institutional, the "Feinberg Entities"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by the Feinberg Entities. Thus, as of June 18, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,665,819 shares of the Common Stock, or 10.4% of the shares of Common Stock deemed issued and outstanding as of that date. Stephen Feinberg's interest in the securities reported herein is limited to the extent of his pecuniary interest in Madeleine and the Feinberg Entities, if any.

2 The Series A Preferred Stock and the Series B Preferred Stock are convertible at any time at the option of the holder unless and until such securities are exchanged by the Company for certain other securities which may be issued by the Company pursuant to the terms of an Exchange Agreement, dated as of June 18, 2002 between the Company and Madeleine.


           /s/ Stephen Feinberg                               June 27, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.